

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2022

Daniel Shribman
Chief Executive Officer and Chief Financial Officer
B. Riley Principal 150 Merger Corp.
299 Park Avenue, 21st Floor
New York, New York 10171

> **Re: B. Riley Principal 150 Merger Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed April 29, 2022**
> **File No. 333-262047**

Dear Mr. Shribman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-4 Filed April 29, 2022

Certain Projected Information, page 135

1.  We note your revised disclosure and response to our prior comment 5. Please further revise your disclosure to describe the "extensive due diligence undertaken by the Company's management and the board in analyzing the current status of the FaZe business in comparison to the FaZe Forecasts" referenced in your response letter. Please also amend your disclosure to provide additional detail about the board's valuation of FaZe, including whether and to what extent the changed circumstances have affected the board's valuation of FaZe, and whether there is a risk that the projections may have resulted in inflated valuation conclusions. In this regard, we note your disclosure in the background of the business combination that the FaZe Forecasts provided support for the

pre-money equity valuation of FaZe.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Key Performance Indicators, page 207</u>

2. We note your revised disclosure in response to comment 7. Please clearly quantify the Total Reach of the channels that FaZe is contractually allowed to directly monetize and separately disclose the Total Reach of channels that FaZe is not allowed to monetize. Considering this contractual limitation, please further discuss the usefulness of the Total Reach metric.

3. We note your response to comment 8 and disclosure of Total Reach of over 510 million fans throughout the filing. Please revise your definition of fan to clearly state that a fan does not necessarily represent one individual. It appears that one individual could be counted numerous times when s/he engages with FaZe on multiple social media platforms and with multiple content creators. For example, one individual could be counted as a fan five hundred times if that individual follows FaZe on YouTube, Instagram, Facebook, Tik Tok and Twitter and also follows each of your 100 content creators and celebrities.

<u>Results of Operations, page 216</u>

4. We note your response to comment 9. You state that upon execution of the contract you recognized 100% of the contract amount of $4.5 million as revenue. Considering the contract is for a five-year exclusive license to the advertising revenues, please explain to us the basis for recognizing revenue and cite the specific authoritative literature.

You may contact Nasreen Mohammed at 202-551-3773 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Era Anagnosti, Esq.